Exhibit 99.2

Ayr Wellness Reports Second Quarter 2022 Results

MIAMI, August 18, 2022 – Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), is reporting financial results for the three months ended June 30, 2022. Unless otherwise noted, all results are presented in U.S. dollars.

Jonathan Sandelman, Founder and CEO of Ayr, said, “Over the past few months, we have achieved many of the key transformational milestones to operationalize Ayr’s core footprint, and we are now moving to optimize this footprint for substantial growth. We’re doing this in the face of macro headwinds from the broader economy, but it’s never been clearer that cannabis is a consumer staple that is here to stay.”

“Q2 2022 results were in line with our expectations, and we now look ahead to the second half of 2022. Our second half growth will be slower than previously expected, but the earnings power of the business remains outstanding. We continue to make investments in people and processes, while remaining prudent through these turbulent economic times. With our core operating footprint in place, the vast majority of our capex behind us, and a strong, $117 million cash position on our balance sheet, we believe that we are well-placed to weather this economic environment and emerge stronger on the other side.”

Second Quarter Financial Highlights ($ in millions, excl. margin items)

	Q2 2021	Q1 2022	Q2 2022	% Change Q2/Q2		% Change Q2/Q1
Revenue	$91.3	$111.2	$110.1	20.6%		-1.0%
Gross Profit	$22.3	$45.5	$40.3	80.6%		-11.5%
Adjusted Gross Profit[1]	$53.1	$57.9	$57.2	7.7%		-1.2%
Operating Loss	$(24.9)	$(21.1)	$(24.8)	NA		NA
Adjusted EBITDA[1]	$27.4	$19.5	$19.6	-28.5%		0.5%
Adjusted EBITDA Margin[1]	30.0%	17.5%	17.8%	-1,220	bps	30	bps

1Adjusted EBITDA, Adjusted Gross Profit and Adjusted EBITDA Margin are non-GAAP measures, and accordingly are not standardized measures and may not be comparable to similar measures used by other companies. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see the reconciliation table appended to this release.

Second Quarter and Recent Highlights

•	Northeast
o	Began serving adult-use customers at three New Jersey dispensaries in Woodbridge, Union and Eatontown.
o	Completed the first harvest from second New Jersey cultivation facility in August.
o	Opened first adult-use dispensaries, one in Boston’s Back Bay and one in Watertown, in July.
o	Received state regulatory approval to convert Somerville, Massachusetts dispensary to adult use, pending local approvals.
o	Received state regulatory approval to begin phased production at new cultivation expansion in Massachusetts.
o	Launched the award-winning flower brand, LIT, for wholesale as well as retail purchase in four Ayr Greater Boston locations.
o	Announced the opening of ninth affiliated medical dispensary in Pennsylvania, AYR Indiana, in July.

•	Southwest
o	Completed the first sale from new 80,000 square foot cultivation facility in Phoenix, Arizona.
o	Launched Levia water-soluble tinctures in Arizona and Nevada, representing the first expansion of Levia outside of Massachusetts, in August.
o	Ayr’s Kynd flower continues to be the #1 selling flower brand in Nevada.

•	Florida
o	Opened three new dispensaries during the second quarter and an additional two stores in July and August, bringing Ayr’s total footprint to 50 dispensaries across the state.[i]
o	Biomass yields up 125% during the first half of 2022 when compared to the same period of 2021.
o	37 unique strains being grown at Gainesville cultivation campus, with each store averaging ~16 strains available.

M&A Highlights

•	Closed acquisition of Herbal Remedies Dispensaries, LLC, an operator of two licensed retail dispensaries in Quincy, Illinois on May 25, 2022.

Financing and Capital Structure

•	Ended the quarter with a cash balance of $116.7 million.
•	Closed $81.5 million of real estate financing transactions during the quarter, bringing the YTD total to $108 million with an annualized blended cost of capital of 7.8%.
•	Approximately 68.9 million fully diluted shares outstanding based on a treasury method calculation, as of June 30, 2022.ii
•	Deployed $17.9 million of capital expenditures in Q2.

Outlook

Based on the results to date coupled with an uncertain macroeconomic backdrop, Ayr is updating its previously issued guidance regarding 2022 financial results.

The Company expects Revenue, Adjusted EBITDA and Operating Income to grow approximately 10% sequentially from Q2 2022 to Q3 2022, and an acceleration in the pace of sequential growth in Q4 2022.

The Company’s expectations for future results are based on the assumptions and risks detailed in its MD&A for the period ended June 30, 2022 as filed on SEDAR.

i Pending the completed re-location of Ayr’s Dania Beach store.

ii Includes pending M&A and excludes Ayr granted but unvested service-based LTIP shares totaling 6.4 million.

Conference Call

Ayr CEO Jonathan Sandelman, Co-COO Jennifer Drake, and CFO Brad Asher will host a conference call tomorrow, followed by a question-and-answer period.

Conference Call Date: Thursday, August 18, 2022

Time: 8:30 a.m. Eastern time

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Conference ID: 10019872

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the Company’s investor relations team at AYR@elevate-ir.com.

The conference call will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available for one month beginning at 11:30 a.m. ET on Thursday, August 18, 2022.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 9258

Financial Statements

Certain financial information reported in this news release is extracted from Ayr’s Unaudited Interim Condensed Consolidated Financial Statements and MD&A for the three and six months ended June 30, 2022 and 2021. Ayr files its financial statements and MD&A on SEDAR and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents loss from operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, start-up costs and the gain on sale of assets.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, and start-up costs.

A reconciliation of how Ayr calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjusted Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three and six months ended June 30, 2022 and 2021.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions and Risks

Forward-looking information in this release is subject to the assumptions and risks as described in our MD&A for the three and six months ended June 30, 2022.

Additional Information

For more information about the Company’s Q2 2022 operations and outlook, please view Ayr’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com

Ayr Wellness Inc.

Unaudited Interim Consolidated Balance Sheets

(Expressed in United States Dollars, in Thousands, Except Share Amounts)

	June 30, 2022	December 31, 2021
ASSETS
Current
Cash	$116,743	$154,342
Accounts receivable, net	6,974	7,413
Inventory	106,471	93,363
Prepaid expenses, deposits, & other current assets	8,744	10,949
Total Current Assets	238,932	266,067
Non-current
Property, plant, & equipment, net	301,861	275,222
Intangible assets, net	971,948	978,915
Right-of-use assets - operating	133,756	88,721
Right-of-use assets - finance, net	39,296	17,527
Goodwill	241,972	229,910
Deposits & other assets	7,947	3,550
TOTAL ASSETS	$1,935,712	$1,859,912

LIABILITIES & SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	$24,520	$26,983
Accrued liabilities	21,451	32,724
Lease liabilities - operating - current portion	7,275	4,195
Lease liabilities - finance - current portion	7,968	3,185
Contingent consideration - current portion	4,779	39,868
Purchase consideration payable	2,183	812
Income tax payable	20,758	28,915
Debts payable - current portion	17,063	8,112
Accrued interest payable - current portion	2,970	7,542
Total Current Liabilities	108,967	152,336

Non-current
Deferred tax liabilities	69,385	70,081
Lease liabilities - operating - non-current portion	131,051	87,767
Lease liabilities - finance - non-current portion	23,365	9,406
Construction finance liabilities - non-current portion	27,779	-
Contingent consideration - non-current portion	116,628	145,654
Debts payable - non-current portion	193,448	125,746
Senior secured notes, net of debt issuance costs - non-current portion	245,045	245,408
Accrued interest payable - non-current portion	4,149	3,451
TOTAL LIABILITIES	919,817	839,849

Shareholders' equity

Multiple Voting Shares: no par value, unlimited authorized. Issued & outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, & Limited Voting Shares: no par value, unlimited authorized. Issued & outstanding - 58,647,169 & 56,337,175 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued & outstanding - 7,141,614 & 7,368,285 shares, respectively	-	-
Additional paid-in capital	1,324,241	1,289,827
Treasury stock - 645,300 & 568,300 shares, respectively	(8,987)	(7,828)
Accumulated other comprehensive income	3,266	3,266
Accumulated Deficit	(311,136)	(265,202)
Equity of Ayr Wellness Inc.	1,007,384	1,020,063

Noncontrolling interest	8,511	-
TOTAL SHAREHOLDERS’ EQUITY	1,015,895	1,020,063
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$1,935,712	$1,859,912

Ayr Wellness Inc.

Unaudited Interim Consolidated Statements of Operations

(Expressed in United States Dollars, in Thousands, Except Share Amounts)

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenues, net of discounts	$110,131	$91,251	$221,356	$149,650

Cost of goods sold excluding fair value items	66,624	42,342	129,812	70,483
Incremental costs to acquire cannabis inventory in a business combination	3,212	26,596	5,731	32,388
Cost of goods sold	69,836	68,938	135,543	102,871

Gross profit	40,295	22,313	85,813	46,779

Operating expenses
Selling, general, and administrative	50,375	34,844	101,925	59,624
Depreciation and amortization	13,995	11,065	27,638	15,982
Acquisition expense	2,722	1,285	4,173	4,422
Gain on sale of assets	(2,000)	-	(2,000)	-
Total operating expenses	65,092	47,194	131,736	80,028

Loss from operations	(24,797)	(24,881)	(45,923)	(33,249)

Other income (expense)
Share of loss on equity investments	-	(6)	-	(19)
Fair value gain (loss) on financial liabilities	1,701	12,091	31,780	11,545
Interest expense, net	(7,474)	(3,818)	(14,342)	(6,571)
Interest income	11	65	40	124
Other, net	-	457	-	437
Total other income (expense)	(5,762)	8,789	17,478	5,516

Income (Loss) before taxes & noncontrolling interests	(30,559)	(16,092)	(28,445)	(27,733)

Income Taxes
Current tax provision	(10,779)	(8,767)	(21,693)	(15,819)
Deferred tax benefit	1,089	4,121	696	6,192
Total income taxes	(9,690)	(4,646)	(20,997)	(9,627)

Net loss before noncontrolling interest	(40,249)	(20,738)	(49,442)	(37,360)
Net loss attributable to noncontrolling interest	(1,892)	-	(3,508)	-
Net loss attributable to Ayr Wellness Inc.	$(38,357)	$(20,738)	$(45,934)	$(37,360)

Basic and diluted loss per share	$(0.56)	$(0.36)	$(0.67)	$(0.73)

Weighted average number of shares outstanding (basic and diluted)	68,625	58,115	68,108	51,091

Ayr Wellness Inc.

Unaudited Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in Thousands)

	Six Months Ended
	June 30, 2022	June 30, 2021
Operating activities
Net loss before noncontrolling interest	(49,442)	(37,360)
Adjustments for:
Fair value (gain) loss on financial liabilities	(31,780)	(11,545)
Stock-based compensation	19,381	15,376
Stock-based compensation - related parties	707	-
Depreciation and amortization	8,243	2,887
Amortization on intangible assets	35,567	19,177
Share of loss on equity investments	-	19
Gain on disposal of equity investments	-	(500)
Gain on disposal of property, plant, and equipment	(2,000)	-
Incremental costs to acquire cannabis inventory in a business combination	5,731	32,388
Deferred tax (benefit)	(696)	(6,192)
Amortization on financing costs	1,146	817
Amortization on financing premium	(1,509)	-
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	986	(3,048)
Inventory	(8,577)	(21,618)
Prepaid expenses, deposits, and other current assets	1,513	(508)
Trade payables	1,886	3,260
Accrued liabilities	(5,486)	(1,880)
Interest accrued	(3,714)	560
Lease liabilities - operating	1,329	713
Income tax payable	(8,157)	(14,961)
Cash used in operating activities	(34,872)	(22,415)

Investing activities
Purchase of property, plant, and equipment	(50,972)	(27,748)
Loss on disposal of property, plant, and equipment	-	(57)
Capitalized interest	(7,366)	-
Proceeds from the sale of assets, net of transaction costs	27,591	(3,851)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(11,465)	(17,777)
Cash paid for business combinations and asset acquisitions, working capital	(2,812)	(3,275)
Payments for interests in equity accounted investments	-	(46)
Cash received in disposal of equity investment	-	500
Advances to related corporation	-	(42)
Purchase of intangible asset	(1,000)	-
Cash received (paid) for bridge financing	1,258	(15,810)
Deposits for business combinations, net of cash on hand	(2,825)	(1,700)
Cash used in investing activities	(47,591)	(69,806)

Financing activities
Proceeds from exercise of Warrants	-	5,346
Proceeds from exercise of options	300	86
Proceeds from financing transaction, net of financing costs	27,599	-
Proceeds from issuance of notes payable, net of financing costs	51,713	118,052
Payments of financing costs	-	(136)
Payment for settlement of contingent consideration	(10,000)	-
Deposits received (paid) for financing lease and note payable	(924)	-
Tax withholding on stock-based compensation awards	(3,996)	(28,421)
Repayments of debts payable	(6,563)	(4,300)
Repayments of lease liabilities - finance (principal portion)	(4,835)	(1,807)
Repurchase of Equity Shares	(8,430)	-
Cash provided by financing activities	44,864	88,820

Net (decrease) increase in cash	(37,599)	(3,401)
Cash, beginning of the period	154,342	127,237
Cash, end of the period	116,743	123,836

Supplemental disclosure of cash flow information:
Interest paid during the period	26,049	9,501
Income taxes paid during the period	30,680	29,780
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	23,002	52,047
Recognition of right-of-use assets for finance leases	23,342	4,356
Issuance of Promissory Note related to business combinations	16,000	-
Issuance of Equity Shares related to business combinations and asset acquisitions	6,352	526,976
Issuance of Equity Shares related to equity component of debt	-	7,429
Issuance of Equity Shares related to settlement of contingent consideration	11,748	-
Issuance of promissory note related to settlement of contingent consideration	14,934	-
Cancellation of Equity Shares	78	-

Ayr Wellness Inc.

Unaudited Interim Consolidated Adjusted EBITDA and Gross Profit Reconciliation

(Expressed in United States Dollars, in Thousands)

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Loss from operations (GAAP)	(24,797)	(24,881)	(45,923)	(33,249)

Non-cash items accounting for inventory
Incremental costs to acquire cannabis inventory in a business combination	3,212	26,596	5,731	32,388

Interest (within cost of goods sold "COGS")	772	213	1,252	457
Depreciation and amortization (from statement of cash flows)	22,570	14,587	43,810	22,064
Acquisition costs	2,722	1,284	4,173	4,422
Stock-based compensation, non-cash	9,727	7,152	20,088	15,376
Start-up costs[1]	3,862	1,350	6,511	2,973
Other[2]	3,576	1,122	5,499	1,408
Gain on sale of assets	(2,000)	-	(2,000)	-
	41,229	25,708	79,333	46,700

Adjusted EBITDA (non-GAAP)	19,644	27,423	39,141	45,839

1 Costs to prepare a location for its intended use, including facilities not yet operating at scale. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

2 Other non-core costs including non-operating adjustments and non-cash inventory write-downs

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	$	$	$	$
Gross profit (GAAP)	40,295	22,313	85,813	46,779

Incremental costs to acquire cannabis inventory in a business combination	3,212	26,596	5,731	32,388
Interest (within COGS)	772	212	1,252	457
Depreciation and amortization (within COGS)	8,574	3,600	16,172	6,100
Start-up costs (within COGS)	1,154	400	2,133	1,600
Other (within COGS)	3,215	-	4,052	-

Adjusted Gross Profit (non-GAAP)	57,222	53,121	115,153	87,324